UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2020

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

16 Abba Hillel Road

Ramat Gan 5250608, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On December 2, 2020, Therapix Biosciences Ltd. (“Therapix” or the “Company”) issued a press release titled: “Therapix Biosciences to Collaborate with The University of Calgary to Further Examine its Proprietary Drug Candidate THX-160 for Pain.” A copy of this press release is furnished herewith as exhibit 99.1.

On November 30, 2020, Therapix issued a letter from Therapix’s Chief Executive Officer to its shareholders. A copy of this letter is furnished herewith as exhibit 99.2.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Therapix Biosciences to Collaborate with The University of Calgary to Further Examine its Proprietary Drug Candidate THX-160 for Pain.”
99.2	Letter from Therapix’s Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: December 2, 2020	By:	/s/ Oz Adler
Name: Oz Adler
Title: Chief Financial Officer

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